UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15346Q400

(CUSIP Number)

Castle Creek Capital Partners VII, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 528,762 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 528,762 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,762 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1		NAME OF REPORTING PERSONS Castle Creek Capital VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC/AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 528,762 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 528,762 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,762 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on December 24, 2019 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Voting Common Stock”), of Central Federal Corporation (the “Issuer” or the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 2 that are not otherwise defined herein have the meanings attributed to them in the Original Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 28, 2020, the Company filed with the Delaware Secretary of State a Certificate of Amendment (the “Certificate of Amendment”) to the Certificate of Incorporation of the Company to authorize a class of non-voting common stock, par value $0.01 per share (the “Non-Voting Common Stock”).  The Non-Voting Common Stock ranks pari passu with the Voting Common Stock with respect to payment of dividends or distributions and with respect to liquidation, winding up or dissolution of the Company. The Non-Voting Common Stock is also subject to certain customary adjustments, has no voting rights (except as otherwise required by law) and is not redeemable (although the Company may repurchase shares on a voluntary basis with holders of such Non-Voting Common Stock, subject to compliance with applicable legal or regulatory requirements).

Effective as of the close of business on May 28, 2020, each share of Series C Preferred Stock was automatically converted into 100 shares of Non-Voting Common Stock without any action (and without the expenditure of any funds) on the part of the holder (in accordance with the Certificate of Designations of Series C Perpetual Preferred Stock previously filed by the Company).  Following such conversion of all 11,840 shares of Series C Preferred Stock previously held by Fund VII, Fund VII now owns 1,184,000 shares of Non-Voting Common Stock (in addition to 504,299 shares of Voting Common Stock).

As set forth in the Certificate of Amendment, Fund VII will be permitted to convert shares of Non-Voting Common Stock into shares of Voting Common Stock at any time or from time to time, provided that upon such conversion Fund VII, together with its affiliates, will not own or control in the aggregate more than 9.9% of the Voting Common Stock (the “Ownership Cap”).

Item 4.                    Purpose of Transaction

The information in Item 3 is incorporated by reference.

Item 5.                    Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition (1)
Castle Creek Capital Partners VII, LP	528,762	9.9%	0	528,762	0	528,762
Castle Creek Capital VII LLC (3)	528,762	9.9%	0	528,762	0	528,762

(1)           Includes (i) the 504,299 shares of Voting Common Stock held by Fund VII and (ii) the maximum number of shares (i.e., 24,463 shares) of Voting Common Stock issuable to Fund VII and its affiliates upon conversion of the Non-Voting Common Stock held by Fund VII taking into consideration the Ownership Cap. Excludes (i) 1,159,537 shares of Non-Voting Common Stock and (ii) restricted stock awards representing 1,650 underlying shares of Voting Common Stock issued to Castle Creek Advisors IV LLC (“Advisors IV”) on behalf of John Pietrzak in his capacity as a member of the Board.  Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Voting Common Stock in respect of such Non-Voting Common Stock (due in part to the Ownership Cap) and such restricted stock awards, those underlying shares are not included in the amount reported herein.

(2)           This calculation is based on (i) 5,316,573 shares of Voting Common Stock of the Company outstanding as of May 1, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020, and (ii) an additional 24,463 shares of Voting Common Stock that would be issued to Fund VII upon conversion of the maximum number of shares of Non-Voting Common Stock permitted in light of the Ownership Cap.

(3)           CCC VII disclaims beneficial ownership of the Voting Common Stock owned by Fund VII, except to the extent of its pecuniary interest therein.

(c)

The information set forth in Item 3 is incorporated herein by reference. Except for the automatic conversion of the shares of Series C Preferred Stock into shares of Non-Voting Common Stock as described in Item 3, none of the Reporting Persons had any transactions in the Voting Common Stock (or securities convertible into the Voting Common Stock) or other equity securities of the Company during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 2 (CENTRAL FEDERAL CORPORATION